May 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Bryan Pitko, Attorney Advisor

Re:                 Genzyme Corporation

Comment Letter Dated April 27, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on March 1, 2010

File No. 000-14680

Ladies and Gentlemen:

Genzyme Corporation (“Genzyme”, “we”, “us” or “our”) appreciates the opportunity to respond to the comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated April 27, 2010 (the “Comment Letter”) with respect to our Form 10-K for the fiscal year ended December 31, 2009 (our “2009 10-K”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by our responses in regular typeface.

General

1.               Please note that we intend to review the Part III information that you intend to incorporate by reference into Form 10-K when filed.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Genzyme Response:  The Company acknowledges that the Staff may have additional comments after reviewing the Part III information incorporated by reference from the Company’s definitive proxy statement on Schedule 14A.  The Company respectfully notes that its definitive proxy statement was filed on April 26, 2010, after the Company had responded to five comment letters from the Staff and had been informed that the Staff had no further comments on the proxy statement.

Item 1. Business

Strategic Alliances, page 21

2.               We note that you have obtained the exclusive license to develop and commercialize Prochymal and Chondrogen from Osiris Therapeutics, Inc.  Please revise your disclosure to identify the range of tiered royalties that Osiris is eligible to receive under your agreement (i.e. “between 5% and 10%” or “low single digits”), the duration of the agreement, and any termination provisions.  In addition, please file this agreement as an exhibit or provide an analysis as to why it is not material and not required to be filed.

Genzyme Response:  The Company respectfully submits that the agreement with Osiris Therapeutics, Inc. (“Osiris”) is not material, and the Company does not believe the requested disclosure is required or would be beneficial to the Company’s shareholders.  The agreement with Osiris is the type of contract that ordinarily accompanies the kind of business conducted by the Company and our business is not substantially dependent on it. The Company generated over $4.5 billion in revenues in 2009.  Because Prochymal and Chondrogen are pre-commercial product candidates that have generated no revenues to date and are not expected to generate revenues until at least 2012, the Company has determined that the Osiris agreement is not a material agreement.  If the products under the Osiris agreement are successfully commercialized and generate significant revenues, the Company undertakes to disclose the requested information.  The Company believes that disclosure of the requested information regarding a non-material agreement would distract our shareholders from our material agreements and products.  In addition, such disclosure could place the Company at a disadvantage in competing with other companies to access current and future products and technologies being developed by third parties and would damage the Company’s ability to negotiate terms with those current and potential commercial partners, collaborators, licensors and licensees that are more beneficial to the Company or more restrictive on such other parties.

3.              We note that you have entered into a license and collaboration agreement with PTC Therapeutics, Inc. for the development and commercialization of ataluren.  Please revise your disclosure to identify the range of tiered royalties that PTC is eligible to receive under your agreement (i.e. “between 5% and 10%” or “low single digits”), the duration of the agreement, and any termination provisions.  In addition, please file this agreement as an exhibit or provide an analysis as to why it is not material and not required to be filed.

Genzyme Response:  The Company respectfully submits that the agreement with PTC Therapeutics, Inc. (“PTC”) is not material, and the Company does not believe the requested disclosure is required or would be beneficial to the Company’s shareholders.  The agreement with PTC is the type of contract that ordinarily accompanies the kind of business conducted by the Company and our business is not substantially dependent on it.  The Company generated over $4.5 billion in revenues in 2009.  Because ataluren is a pre-commercial product candidate that has generated no revenues to date and is not expected to generate revenues in the near future, the Company has determined that the PTC agreement is not a material agreement.  If ataluren is successfully commercialized and generates significant revenues, the Company undertakes to disclose the requested information.  The Company believes that disclosure of the requested information regarding a non-material agreement would distract our shareholders from our material agreements and products.  In addition, such disclosure could place the Company at a disadvantage in competing with other companies to access current and future products and technologies being developed by third parties and would damage the Company’s ability to negotiate terms with those current and potential commercial partners, collaborators, licensors and licensees that are more beneficial to the Company or more restrictive on such other parties.

Patents, License Agreement and Trademarks, page 24

4.              We note that you disclose a number of licensed patents that you consider important to your business.  We also note that you provide a general statement as to the terms of your license and collaboration agreements.  Please revise your disclosure to identify the material terms of each of your material license of collaboration agreements.  Please include the following information in your revised disclosure:

a.              The range of royalty percentage (i.e. “between 5% and 10%” or “low single digits”) that must be paid under the agreement;

b.              The duration of the agreement, and

c.               Any termination provisions.

Please also file your material license or collaboration agreements as exhibits or provide an analysis as to why they are not material and are not required to be filed.

Genzyme Response:  To address the Staff’s comments with respect to the patents that we consider important to our business, we will provide additional information regarding patents held by third parties in our Annual Report on Form 10-K for the year ending December 31, 2010 (our “2010 10-K”). For your reference, a draft of these proposed disclosures is included in EXHIBIT A.

The Company does not believe it is required to file the license agreements for Fabrazyme, Aldurazyme, Myozyme, Thyrogen, Clolar, Campath, Fludara or Leukine as material contracts because such patent license agreements are the types of contracts that ordinarily accompany the kind of business conducted by the Company and our business is not substantially dependent on them.

The Manufacturing, Marketing and Sales Agreement among Genzyme, BioMarin and BioMarin LLC which, among other items, contains our license for Aldurazyme, is filed as Exhibit 10.22.1 to our 2009 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategic Transactions, page 47

5.              We note that you have entered into agreements with Bayer Schering Pharma A.G. in relation to the licensed rights to alemtuzumab, Campath, Fludara, and Leukine.

Please revise your disclosure to identify the material terms of the Bayer agreements including the following information:

a.              The percentage range of revenues (i.e. “between 5% and 10%” or “low single digits”) that must be paid to Bayer on the sales of each products under your agreements;

b.              The duration of the agreements; and

c.               Any termination provisions.

In addition, please file the agreements underlying your transactions with Bayer as exhibits.

Genzyme Response:  Our transaction with Bayer Schering Pharma A.G. was accounted for as a business combination in accordance with Topic 805, Business Combinations (formerly FASB Statement No. 141(R), Business Combinations (revised)).  The entire purchase price for this transaction is based on a percentage of revenues, which is capped in both dollars and years, whichever comes first, and therefore represents contingent consideration rather than royalties that would otherwise be recorded as expense.  The fair value of the contingent purchase obligation of $964.1 million was recorded as a liability on our consolidated balance sheet at the initial measurement date and is adjusted each subsequent period to its then fair market value.  In addition, the annual undiscounted expected cash payments to be made pursuant to this obligation are summarized in our Contractual Obligations disclosure on page 90 of our 2009 10-K.  Because the effect of the terms of this arrangement is already recorded in our financial statements, we do not believe disclosure of the percentage of revenues for which the payments are based is necessary for a current shareholder or potential investor to understand the impacts of the transaction on the Company’s financial position or results of operations.  In fact, we believe the disclosure of such information may confuse the reader regarding the important distinction between the accounting for royalties versus the accounting for a capped contingent consideration arrangement in a business combination.  Additionally, the Company does not believe that the agreements underlying its transactions with Bayer are material agreements based on the Company’s revenues and the fact that the purchase price for the transaction represents contingent consideration.  The Company believes that disclosure of the complete terms of a non-material agreement would distract our shareholders from our material agreements and products.  In addition, such disclosure could place the Company at a disadvantage in competing with other companies to access current and future products and technologies being developed by third parties and would damage the Company’s ability to negotiate terms with commercial partners, collaborators, licensors and licensees that are more beneficial to the Company or more restrictive on such other parties.

Inventories, page 57

6.              If inventory capitalized prior to regulatory approval is material to net income, please disclose:

a.              The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

b.              The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the company does not believe those issues affect its probable future benefit conclusion.

c.               The remaining shelf life of each product, as of each balance sheet date presented, and why the Company believes it will be able to realize the inventory prior to the expiration of the shelf life.

d.              The risks and uncertainties surrounding market acceptance of the product once approved and how this will effect the realization of the asset.

e.               The current status of the product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any.  Management should include within that disclosure a robust analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory.

f.                  The effects of build-up of pre-launch inventory balances on liquidity.

Genzyme Response:  As of December 31, 2009, we did not have any inventory capitalized for products that have not yet been approved for sale.  Inventory capitalized prior to regulatory approval as of December 31, 2008 included $9.2 million of Myozyme and $3.5 million of Campath inventory, all of which was approved and sold to customers in 2009.  We will incorporate the requirements of the Staff’s comment in future filings to the extent any inventory then capitalized prior to regulatory approval is material to net income.

Revenues

Cardiometabolic and Renal, Page 66

7.              Your disclosure on page 24 appears to indicate that several patents will be expiring over the next few years.  Additionally, you disclose that lower cost generic or follow-on products “will negatively impact the revenues we recognize from Renagel/Renvela and Hectorol”.  Please disclose in quantitative and qualitative terms, within management’s discussion and analysis, the impact that expirations of each of the materially important patents have had and will have on your results of operations and liquidity in the periods presented and in the future periods.

Genzyme Response:  The quantitative and qualitative impact of the expiration of our patents protecting Renagel, Renvela and Hectorol starting in 2014 in the U.S. on our results of operations and liquidity for future periods is dependent on numerous unknown variables beyond our control.  These factors include: the outcome of pending patent litigations; the timing of a competitive generic product’s entry into the market; the number of generic products that actually enter the market and which markets generic entrants choose or are authorized to enter; the identity and the operational, manufacturing, distribution and marketing capabilities of the generic entrants; the reimbursement environment for the products in the U.S. and globally; and, in the case of Renagel and Renvela, requirements that the various regulatory agencies around the globe may impose on a manufacturer to demonstrate bioequivalence of these non-absorbed polymer-based products  Due to these factors, it is not possible to further qualitatively or quantitatively precisely assess the impact the future expirations of our patents will have on our operations and liquidity in future periods.  Because these conditional events described above have not yet occurred, the current periods reflected in our 2009 10-K have not been adversely affected.  Please also note our discussion on page 108 of our 2009 10-K (“Some of our products may face competition from lower cost generic or follow-on products”) regarding potential future impact of patent expiries.

Research and Development Programs, page 85

8.              Refer to your tabular disclosure on page 87.  The cost incurred for significant research and development  programs accounts for 13% and 22% of total research and development costs capitalized as in-process research and development ($632.9 million in 2009) and charged to expense ($865.3 million in 2009 and $1,308.3 million in 2008) for 2009 and 2008 respectively.  Please disclose your criteria for deeming a program significant.  In your disclosure of costs incurred for 2008, 2009 and cumulative for the significant projects, disclose the amounts of costs capitalized as in-process research and development versus charges to research and development expense.  For the remainder of research and development programs that you do not deem significant, summarize the number of programs and the amount capitalized as in-process research and development and charged to expense for each period by therapeutic class showing preclinical versus clinical, and provide and estimate of the nature, timing and cost to complete these programs.

Genzyme Response:  Our criteria for deeming a research and development program significant is based on our assessment of the program’s strategic importance and relevance to a particular significant unmet medical need as well as the program’s economic profile.  Such assessment includes, but is not limited to, the program’s potential to:

•                  improve treatment efficacy, patient outcomes and medical conditions;

•                  enhance our research pipeline;

•                  compliment or create synergies with our existing products or businesses and expand our market position; and

•                  generate positive financial results for the Company.

Programs that meet these criteria are considered to be strategically significant and are those for which we regularly discuss and provide status updates in our quarterly earnings releases, investor conference calls and investor meetings.

We have five reporting segments and each reporting segment is typically engaged in multiple research and development programs at any given time.  Our research and development spending consists of:

•                  investments in the aforementioned strategically significant research and development programs, including new product candidates or new indications for existing products;

•                  spending which supports post-marketing studies for our currently marketed products and direct added value spending by our reporting segments related to improving the effectiveness or discovering new uses for their existing products;

•                  corporate science initiatives, including a number of long-term exploratory and fundamental research programs in biology and chemistry, and costs and allocations related to maintaining our global research and development infrastructure; and

•                  stock-based compensation expenses related to those employees of our research and development organization that participate in our employee stock plans.

In response to the Staff’s comments and in an effort to further improve our disclosures, we will modify our disclosure for our strategically significant research and development programs in our Annual Report on Form 10-K for the year ended December 31, 2010 and future 10-K filings to:

•                  clarify our overall strategy for our research and development programs and criteria for determining which programs are strategically significant;

•                  clarify the types of spending included in our research and development expenses as well as those capitalized; and

•                  provide a table listing our research and development expenses for the most recent fiscal year by these spending types and by reporting segment.

For your reference, a draft of these proposed disclosures are included in EXHIBIT B.

With respect to the programs that we do not deem to be strategically significant, due to the volume and diversity of these programs, their various stages of development and the risks and uncertainties associated with each program, it is not practical to provide precise estimates of the nature, timing and cost to complete those programs, nor do we believe such disclosure would be meaningful to investors.  Moreover, for these programs we have not capitalized any amounts as in-process research and development as the related programs did not have alternative future use; and if such programs were acquired as part of a business combination, they were acquired prior to the January, 1 2009 effectiveness of Topic 805, Business Combinations (formerly FASB Statement No. 141(R), Business Combinations (revised)) and would have been expensed rather than capitalized.

Item 15.   Exhibits, Financial Statement Schedules

(a)(1). Financial Statements

Notes to Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Inventories, page 125

9.              If inventory capitalized prior to regulatory approval is material to net income, please provide the following disclosures in the financial statements:

a.              For both inventory capitalized before regulatory approval and after regulator approval, separate quantification of the total amount of inventory by category (e.g. raw materials, work in process and finished goods) and in total.

b.              A more detailed description in Note A of the accounting policy regarding capitalization of unapproved products, which specifically states the point during the regulatory approval process that management determines a probable future benefit exists and the status of the regulatory agency’s consideration of the safety and efficacy of the drug and evaluation of the manufacturing process at that point.

Genzyme Response:  As of December 31, 2009, we did not have any inventory capitalized for products that have not yet been approved for sale.  Inventory capitalized prior to regulatory approval as of December 31, 2008 included $9.2 million of Myozyme and $3.5 million of Campath inventory, all of which was approved and sold to customers in 2009.  We will incorporate the requirements of the Staff’s comment in future filings to the extent any inventory then capitalized prior to regulatory approval is material to net income.

In response to the Staff’s comment regarding our accounting policy for the capitalization of unapproved products and in an effort to further improve our disclosures, we will modify our inventory policy in Note A to our 2010 10-K and future 10-K filings.  For your reference, a draft of the proposed disclosures is included in EXHIBIT C.

*                                         *                                         *

We acknowledge your statement in the Comment Letter that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings with the Commission. In addition, at the Staff’s request, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 617-768-6403 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael S. Wyzga

Michael S. Wyzga
Executive Vice President, Finance,
Chief Financial Officer

EXHIBIT A

We propose to include disclosure in our 2010 10-K substantially in the form as follows, with such updates, additions and deletions as may be necessary to make the text accurate at the time of filing:

Patents, License Agreements and Trademarks (beginning at the bottom of page 24)

In addition, a portion of our proprietary position is based upon patents that we have licensed from others either through collaboration or traditional license agreements. These licenses generally are worldwide, exclusive, for a fixed duration and require us to use reasonable or diligent efforts to develop and commercialize the relevant product and to pay on-going royalties on product sales.  Our licensed patents that we consider important to our business include the following:

•                  Fabrazyme is protected by U.S. Patent No. 5,356,804, which we license from Mount Sinai School of Medicine of the City of New York and which expires on September 27, 2015.  We pay a low to mid single digit royalty to Mount Sinai. Unless terminated in all or certain countries by us for convenience or by either party for material breach, the license will expire, on a country by country basis, upon the later of (i) expiration of the last-to-expire relevant patent in such country, or (ii) 10 years from first commercial sale of Fabrazyme in that country.

•                  Aldurazyme is protected by numerous U.S. patents licensed from BioMarin and Harbor-UCLA Research and Education Institute (“Harbor-UCLA”), and international counterparts. U.S. Patent Nos. 6,426,208, 7,041,487 and 7,354,576 expire on November 12, 2019. U.S. Patent No. 6,569,661 expires on April 23, 2020. U.S. Patent Nos. 6,585,971 and 6,858,206 expire on July 1, 2020.  Under a Manufacturing, Marketing and Sales Agreement with BioMarin, we pay a tiered transfer royalty for the supply of Aldurazyme we receive from BioMarin ranging from approximately 40% to approximately 50% of our net sales of the product.  That agreement is perpetual unless terminated by either party for material breach, bankruptcy, convenience (upon one year prior written notice), or in the event of a change of control.  On behalf of Biomarin, we pay a high single digit royalty to Harbor—UCLA.  Unless license agreements between Harbor-UCLA and BioMarin are terminated by either party for material breach, our royalty obligation will terminate upon the expiration of the last to expire of the relevant patents.

•                  Myozyme is protected by U.S. Patent No. 7,056,712, which we license from Synpac Pharmaceuticals (U.K.) Limited (“Synpac”), and which expires on February 26, 2023, and international counterparts.  We pay a royalty on net sales of Myozyme to Synpac ranging from mid single digit to low double digit, depending on the existence of patent coverage in a particular country.  Unless terminated by either party for material breach, our agreement with Synpac will expire, on a country by country basis, upon the last-to-expire applicable patent in such country, or if no patent has issued in a given country, on March 29, 2016.  In connection with an assignment of Duke University’s rights in the patents to Synpac, we will continue to pay a low single digit royalty to Duke on net sales of Myozyme until the last to expire of the applicable patents.

•                  Thyrogen is protected by U.S. Patent No. 5,840,566, which we license from Sloan-Kettering Institute for Cancer Research (“SKI”) and which expires on November 24, 2015.  We pay to SKI a low single digit royalty on Thyrogen sold in the United States and Canada, the manufacture or sale of which is covered by an issued patent.  Unless terminated by either party for material breach or by us for convenience, our license will terminate upon the later of (i) expiration of the patent or (ii) expiration of our royalty obligation.

•                  Clolar is protected by U.S. Patent No. 5,661,136, which expires January 14, 2018, and international counterparts.  We license Clolar from Southern Research Institute (“SRI”) under three separate license agreements.  We pay to SRI mid single digit to low double digit royalties on our net sales of Clolar worldwide, except in Asia.  The royalty rate on our net sales of the product in Asia is in the double digits, but our sales are made only on a “named patient basis.”  Unless terminated by us for convenience, by SRI in the event of our bankruptcy, or by either party for a material breach or other cause, our royalty obligations continue on a country by country basis outside the United States, Canada and Asia until the later of (i) 10 years after first commercial sale of Clolar in such country, or  (ii) the last to expire of the relevant patents  Within the United States and Canada our royalty obligation continues until the later of the last to expire (i) of the relevant patents or (ii) regulatory exclusivity.  Our license in Asia and the associated royalty obligations will continue unless terminated by us for convenience or by either party for material breach or other cause.

•                  Campath is protected by U.S. Patent Nos. 5,846,534 and 6,569,430, which are licensed from British Technology General and expire on December 8, 2015, and international counterparts.  We pay a high single digit royalty to BTG on net sales of Campath until 2017.  Unless terminated by us for convenience, by BTG in the event of our bankruptcy or in the event we fail to achieve a certain percentage of forecasted sales, or by either party for material breach, this license will convert to a fully paid license upon expiration of our obligation to pay royalties in 2017.

•                  Fludara (oral formulation) is protected by U.S. Patent Nos. 7,547,776 and 7,148,207, which are licensed from Alcafleu Management GmbH & Co. KG (“Alcafleu”), an affiliate of Bayer, and expire December 10, 2018 and December 20, 2022, respectively, and international counterparts.  Our agreement with Bayer/Alcafleu is perpetual unless the Alcafleu license is terminated by Bayer for a material breach.

•                  Leukine is protected by U.S. Patent Nos. 5,393,870 and 5,229,496, which are licensed from Alcafleu and expire on July 20, 2010. Leukine is also protected by U.S. Patent No. 5,391,485, which is licensed from Bayer and expires on February 21, 2012.  Our agreement with Bayer/Alcafleu is perpetual unless the Alcafleu license is terminated by Bayer for material breach.

Unless otherwise stated, generally patents issued in the United States are effective for:

•                  the longer of 17 years from the date of issue or 20 years from the earliest effective filing date of the corresponding patent application if filed prior to June 8, 1995; and

•                  20 years from the earliest filing date for patent applications filed on or after June 8, 1995.

In some cases, the patent term can be extended to recapture a portion of the term lost during FDA regulatory review. The duration of foreign patents varies in accordance with local law.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We generally require our employees, consultants and collaborators who have access to our proprietary information to sign confidentiality agreements.

Our patent position and proprietary technology are subject to certain risks and uncertainties. We reference information about these risks and uncertainties in Item 1A., ‘‘Risk Factors,’’ of this report.  We encourage you to read that information, which we are incorporating into this section by reference.

Our products and services are sold around the world under brand-name trademarks and servicemarks.  Trademark protection continues in some countries as long as the mark is used; in other countries, as long as it’s registered.  Registrations generally are for fixed, but renewable, terms.

EXHIBIT B

We propose to include disclosure in our 2010 10-K substantially in the form as follows, with such updates, additions and deletions as may be necessary to make the text accurate at the time of filing:

RESEARCH AND DEVELOPMENT PROGRAMS

Research and Development Program Strategy and Current Spending

Innovation by our research and development operations is very important to our success. Our research and development programs are focused on the areas of human healthcare where we market commercial products, namely rare inherited disorders, renal disease, transplant and immune diseases, orthopaedics, and oncology. We also conduct research in cardiovascular disease, neurodegenerative diseases, and other medical areas.  Our goal is to discover, develop and bring to market innovative products that address major unmet medical needs.  This goal has been supported by our research and development spending as follows (amounts in millions):

Years Ended December 31
2009	$1,498.1	(1)
2008	1,308.3
2007	844.0	(2)

(1) includes, in accordance with the revised business combination requirements as of January 1, 2009, capitalized in-process research and development related to our acquisition from Bayer of the worldwide rights to alemtuzumab for MS.

(2) includes expensed in-process research and development related to our acquisition of Bioenvision, Inc.

We conduct research internally and through contracts with third parties, including through collaborations with universities and biotechnology companies and in cooperation with other pharmaceutical firms. We also seek out promising compounds and innovative technologies developed by third parties to incorporate into our discovery or development processes or projects, as well as our product lines, through acquisition, licensing or other arrangements.  Before we can commercialize our development-stage products, we will need to:

•                  conduct substantial research and development;

•                  undertake pre-clinical and clinical testing;

•                  develop and scale-up manufacturing processes and validate facilities; and

•                  pursue marketing authorization and other regulatory approvals and, in some countries, pricing approvals.

This process is risky, expensive, and may take several years. We may be unable to successfully develop any product, or may fail to recover our development costs upon commercialization of a product that we successfully develop.

We have five reporting segments and each reporting segment is typically engaged in multiple research and development programs at any given time.  Our research and development spending consists of:

•                  investments in strategically significant research and development programs, including new product candidates or new indications for existing products;

•                  spending which supports post-marketing studies for our currently marketed products and direct added value spending by our reporting segments related to improving the effectiveness or discovering new uses for their existing products;

•                  corporate science initiatives, including a number of long-term exploratory and fundamental research programs in biology and chemistry, and costs and allocations related to maintaining our global research and development infrastructure; and

•                  stock-based compensation expenses related to those employees of our research and development organization that participate in our employee stock plans.

The following table provides a summary of our research and development spending for the year ended December 31, 2009 by spending category and by reporting segment (amounts in thousands):

Reporting Segment	Strategically Significant R&D Programs	Currently Marketed Products and Direct R&D	Corporate Science Initiatives and Infrastructure	Stock-Based Compensation Expense for R&D Employees	Total Research and Development Expense	Capitalized as In-Process Research and Development
Genetic Diseases	$5,999	$137,705	$47,518	$—	$211,222	$—
Cardiometabolic and Renal	8,400	71,544	25,408	—	105,352	—
Biosurgery	—	33,539	14,516	—	48,055	—
Hematologic Oncology	153,852	12,567	39,191	—	205,610	632,912	(1)
Other	—	59,586	10,159	—	69,745	—
Corporate	—	8,193	155,689	61,391	225,273	—
Total	$188,251	$323,134	$292,481	$61,391	$865,257	$632,912

(1) represents, in accordance with the revised business combination requirements as of January 1, 2009, capitalized in-process research and development related to our acquisition from Bayer of the worldwide rights to alemtuzumab for MS.

We believe that the effect of our investments in research and development is reflected in the number of potential product candidates we have in all stages of development. As of February 28, 2010, we had approximately 46 projects in development, ranging from discovery stage through product registration and/or post-marketing studies, of which approximately 29 programs are in phase 1 clinical trials or later stages of development, including approximately fifteen product candidates in phase 3 development.

Set forth below is a brief description of the programs that management considers our most strategically significant research and development programs.  Our criteria for deeming a research and development program significant is based on our assessment of the program’s strategic importance and relevance to a particular significant unmet medical need as well as the program’s economic profile.  Such assessment includes, but is not limited to, the program’s potential to:

•                  improve treatment efficacy, patient outcomes and medical conditions;

•                  enhance our research pipeline;

•                  compliment or create synergies with our existing products or businesses and expand our market position; and

•                  generate positive financial results for the Company.

Programs that meet these criteria are considered to be strategically significant and are those for which we regularly discuss and provide status updates in our quarterly earnings releases, investor conference calls and investor meetings.  The table below excludes our research and development programs that we do not deem to be strategically significant as of December 31, 2009.  Due to the volume and diversity of these programs, their various stages of development and the risks and uncertainties associated with each program, it is not practical to provide precise estimates of the nature, timing or cost to complete the excluded programs.

Strategically Significant R&D Programs:

Our strategically significant research and development programs are:

Program	Program Description or Indication	Development Status at December 31, 2009	Year of Expected Product Launch

Eliglustat tartrate (formerly GENZ-112638)	Gaucher disease	Two-year data of phase 2 study results were released in the first quarter of 2010. Two global, multi-center phase 3 clinical trials have started enrollment in the third quarter of 2009.	2013

Ataluren(1)	Nonsense-mutation-mediated DMD and CF	Results of phase 2b trial in DMD are expected during the first half of 2010. Phase 3 trial in CF began enrolling patients in the second half of 2009. Phase 2a trial in hemophilia is underway.	2011

Mipomersen(2)	Reduction of LDL cholesterol	Enrollment in four phase 3 clinical trials has been completed. Top line results of the phase 3 study of mipomersen in patients with homozygous familial hypercholesterolemia were released in the third quarter of 2009. Top line results of the phase 3 study of mipomersen in patients with heterozygous familial hypercholesterolemia were released in the first quarter of 2010.	2011

Campath(3)	B-CLL	The FDA granted front-line approval of Campath for CLL in the United States in the third quarter of 2007 and in the European Union in the fourth quarter of 2007. Phase 3 clinical trial comparing Campath in combination with Fludara (FluCAM) to Fludara alone in patients with previously treated CLL was completed and data were released in 2009.	2011

Clolar(3)	Pediatric and adult leukemias, Myelodysplastic Syndromes (MDS)

In pediatric leukemias, data are expected from a phase 1/2 study in 2010, and a phase 1 study exploring a new combination opened in late 2009. In frontline adult leukemia, the phase 2 study that was the basis of our NDA in 2008 will complete long-term follow-up in 2010. In relapsed/refractory adult leukemia, a phase 3 study completed enrollment in late 2009 and data are expected in late 2010 and may be the basis for regulatory filings to the FDA and EMA in 2011 with approval anticipated in 2012. In high-risk MDS, a phase 2 study continues enrollment. Multiple investigator-sponsored studies in various pediatric and adult leukemias, MDS and bone marrow transplant conditioning are being supported in the United States and the European Union. Clinical studies in Japan for both pediatric and adult leukemia are expected to begin in 2010 and studies in China are planned.

			2010 through 2016

Mozobil(4)	Tumor sensitization	Ongoing phase 1 clinical trial in CLL and phase 1/2 trial in AML.	2016

Alemtuzumab for MS(5)	Multiple Sclerosis	Two phase 3 trials are ongoing. Data from the trials are expected to be available in 2011 and approval is anticipated in 2012.	2012

(1) We entered into a collaboration agreement with PTC to develop and commercialize ataluren in July 2008. Under the terms of the agreement, PTC will commercialize ataluren in the United States and Canada, and we will commercialize the treatment in all other countries.

(2) We obtained an exclusive, worldwide license to develop and commercialize mipomersen from Isis in January 2008.

(3) We acquired the program in connection with the December 2004 acquisition of ILEX Oncology, and with respect to Clolar, rights outside of North America, were acquired in connection with the October 2007 acquisition of Bioenvision.

(4) We acquired the program in connection with the November 2006 acquisition of AnorMED.

(5) We obtained exclusive license worldwide rights to commercialize alemtuzumab for MS in connection with our acquisition from Bayer in May 2009.

The aggregate actual and estimated research and development spending for the programs described above is as follows (amounts in millions):

	Expensed as Research and Development	Capitalized as In-Process Research and Development		Total
Costs incurred for the year ended December 31, 2008	$286.1	$—		$286.1
Costs incurred for the year ended December 31, 2009	$188.3	632.9	(1)	821.2
Cumulative costs incurred as of December 31, 2009	$714.5	632.9	(1)	1,347.4
Estimated costs to complete as of December 31, 2009				$800 to $1,000

(1) represents, in accordance with the revised business combination requirements as of January 1, 2009, capitalized in-process research and development related to our acquisition from Bayer of the worldwide rights to alemtuzumab for MS.

Our current estimates of the time and investment required to develop these products are forward-looking statements and may change depending on the approach we take to pursue them, the results of preclinical and clinical studies, and the content and timing of decisions made by the FDA, the EMA and other regulatory authorities. These programs may never result in products that can be marketed profitably. In addition, we may not be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. If certain of our development-stage programs do not result in commercially viable products, our results of operations could be materially adversely affected.

EXHIBIT C

We propose to include disclosure in our 2010 10-K substantially in the form as follows, with such updates, additions and deletions as may be necessary to make the text accurate at the time of filing:

Note A. Summary Significant Accounting Policies

Inventories

We value inventories at cost or, if lower, fair value. We determine cost using the first-in, first-out method.  We analyze our inventory levels quarterly and write down to its net realizable value:

•                  inventory that has become obsolete;

•                  inventory that has a cost basis in excess of its expected net realizable value;

•                  inventory in excess of expected requirements; and

•                  expired inventory.

We capitalize inventory produced for commercial sale, which may result in the capitalization of inventory prior to regulatory approval of the product or the manufacturing facility where it is produced.  The determination for capitalization is based on our judgment of probable future approval, commercial success and realizable value.  Such judgment incorporates our knowledge and assessment of the regulatory review process for the product and manufacturing process, our required investment in the product or facility, market conditions, competing products and our economic expectations for the product post-approval relative to the risk of manufacturing the product prior to approval.  In no event is inventory capitalized prior to completion of a phase 3 clinical trial and the completion of a series of successful validations runs from the facility.  At the completion of these events, the product and the manufacturing process have reached technological feasibility, upon which we believe the likelihood of obtaining regulatory approval is high and probable future economic benefit in the product exists.  If a product is not approved for sale or a manufacturing facility does not receive approval, it would likely result in the write off of the inventory and a charge to earnings.